CONFIDENTIAL TREATMENT REQUESTED BY VOXX INTERNATIONAL CORPORATION

PURSUANT TO 17 C.F.R. 200.83

VOXX International Corporation

2351 J. Lawson Blvd.

Orlando, FL 32824

Attn: Loriann Shelton

Ph: (613) 436-6563

Fax: (631) 300-2700

April 25, 2024
Division of Corporation Finance
Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: VOXX International Corporation
Form 10-K for Fiscal Year Ended February 28, 2023

Form 10-Q for Fiscal Quarter Ended November 30, 2023
File No. 001-09532

To Ms. Franks and Mr. Decker:

We are pleased to respond to the comments in your letter dated April 11, 2024 regarding our most recently filed Form 10-K for the Fiscal Year Ended February 28, 2023 and our most recently filed Form 10-Q for the Fiscal Quarter Ended November 30, 2023, as indicated above. For your convenience, your comments are repeated below, followed by our response.

Due to the commercially sensitive information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for a selected portion of this letter which has been replaced with asterisks. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s rules on information and requests (17 C.F.R. 200.83). The Company has also delivered a complete unredacted copy of the letter to the Division of Corporation Finance.

Form 10-K for Fiscal Year Ended February 28, 2023

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity, page 58

SEC Comment:

1. We read your additional responses to prior comments 1 and 4. Please provide us with your revised statements of stockholders' equity and operations for the nine months ended November 30, 2023, and each quarter in that period, reflecting the little r error corrections in the proper periods. The revised statements of stockholders' equity should not include a line item titled prior period adjustment.

Response:

We respectfully acknowledge the Staff’s comment. The Company provides a revised Statement of Stockholders’ Equity for the nine months ended November 30, 2023, and each quarter in the period ended November 30, 2023 reflecting the little r restatement. We confirm that the Statement of Stockholders’ Equity in future filings will not include a line item titled prior period adjustment.

VOXX International Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
For the Three and Nine Months Ended November 30, 2023
	Class A and Class B Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non- controlling Interest	Treasury Stock	Total Stock- holders' Equity
Balances at February 28, 2023	$262	$292,565	$99,122	$(18,680)	$(37,268)	$(30,285)	$305,716
Net loss	—	—	(10,738)	—	(649)	—	(11,387)
Other comprehensive income, net of tax	—	—	—	177	—	—	177
Repurchase of 371,087 shares of common stock	—	—	—	—	—	(4,113)	(4,113)
Stock-based compensation expense	—	235	—	—	—	—	235
Balances at May 31, 2023	262	292,800	88,384	(18,503)	(37,917)	(34,398)	290,628
Net loss	—	—	(11,064)	—	(553)	—	(11,617)
Other comprehensive income, net of tax	—	—	—	849	—	—	849
Repurchase of 267,831 shares of Class A common stock	—	—	—	—	—	(2,859)	(2,859)
Stock-based compensation expense	—	185	—	—	—	—	185
Balances at August 31, 2023	262	292,985	77,320	(17,654)	(38,470)	(37,257)	277,186
Net income (loss)	—	—	1,912	—	(491)	—	1,421
Other comprehensive income, net of tax	—	—	—	249	—	—	249
Repurchase of 216,600 shares of common stock	—	—	—	—	—	(1,683)	(1,683)
Stock-based compensation expense	—	154	—	—	—	—	154
Balances at November 30, 2023	$262	$293,139	$79,232	$(17,405)	$(38,961)	$(38,940)	$277,327

Due to the immateriality, as noted in our response letter dated March 28, 2024, of both the $239,000 error made in our first quarter of Fiscal 2024 and the correction with an out-of-period adjustment in the second quarter of Fiscal 2024, we do not intend to revise our Statements of Operations and Comprehensive (Loss) Income for the first and second quarters of Fiscal 2024. As a result, we do not have any revisions to our Statements of Operations and Comprehensive (Loss) Income for the quarterly and year-to-date periods ended May 31, 2023, August 31, 2023, or November 30, 2023.

There are no revisions to be made to our Statements of Operations for the quarterly and year-to-date periods ended May 31, 2023, August 31, 2023, or November 30, 2023, related to the little r restatement. This is the case as the original error was made in the fourth quarter of Fiscal 2023 and the correction, made in the August 2023 quarter, was not made with an adjustment recorded to the Statement of Operations and Comprehensive (Loss) Income, but rather to the balance of retained earnings.

Note 2. Acquisitions

Onkyo, page 84

SEC Comment:

2. We read your additional response to prior comment 3. You say in certain periods the non-controlling interest did not have any redemption value, resulting in no adjustment to the carrying amount of the non-controlling interest, as there was no amount that the non-controlling interest holder would receive if they redeem at the end of that reporting period. Please provide us with copies of your put option and call option agreements with the non-controlling interest holder. Tell us and disclose whether the put option and the call option can be exercised when the redemption formula results in a negative amount. Tell us how you reached these conclusions, while referencing specific paragraphs from each agreement. Also, tell us and disclose whether the non-controlling interest holder would get nothing or have to pay, if the put option or the call option were exercised, when the redemption formula results in a negative amount. Tell us how you reached these conclusions, while referencing specific paragraphs from each agreement. Finally, explain how you considered these factors in concluding that no adjustment to the redeemable non-controlling interest was necessary, when the redemption formula for the put option results in a negative amount.

Response:

We respectfully acknowledge the Staff's comment. Copies of our Joint Venture Agreement and the First Amendment to the Joint Venture Agreement (collectively, “the JV Agreement”) are included as Exhibit A and Exhibit B, respectively, which are subject to a confidential treatment request pursuant to 17 C.F.R. 200.83.

Based upon our review of the JV Agreement, as well as discussions with legal counsel, the put option and the call option can be exercised when the redemption formula results in a negative amount. No provisions in the JV Agreement prevent exercise of the option when the formula results in a negative amount. No provisions in the agreement require a redemption payment to be made to us in the event the formula is computed to be a negative amount. Further, in the event our counterparty exercised the option while the computed redemption formula was a negative amount, we would have no legal right to attempt to collect the negative amount. This conclusion is based specifically on provision Five in the First Amendment to the Joint Venture Agreement, which amends section 13.1 of the Joint Venture Agreement.

We note that no specific guidance exists that addresses if a redemption adjustment should be recorded in the event of a redeemable noncontrolling interest carrying amount that is negative (i.e., a debit balance) and a negative formulaic redemption that is less negative than the negative carrying amount.

We understand that to the extent that a common shareholder has a contractual right to receive at share redemption (in other than an ordinary liquidation event that meets the exception in paragraph ASC 480-10-S99-3A 3(f)) at an amount that is other than the fair value of the issuer’s common shares, then that common shareholder has, in substance, received a distribution different from other common shareholders. While our noncontrolling interest shareholder does have a contractual right to potentially receive, in substance, a distribution different than other common shareholders would, we note that the condition for this did not exist at certain balance sheet dates as there was no value or amount associated with the redemption formula (i.e., it was a negative result). It was not possible, under our JV Agreement, for the noncontrolling interest shareholder to receive, in substance, a distribution different than the other common shareholders as they would receive no monies in the event of redemption during certain periods.

To record a redemption adjustment of the difference between a negative carrying value and a negative formulaic redemption price or to use zero as a redemption price, would distort the reporting period changes in redemption-related claims when no such claim for any payment could be made during certain periods in accordance with our JV Agreement.

We understand that ASC 480-10-S99-3A arose from the SEC staff interpretations of ASR 268 which established that SEC registrants should “highlight the future cash obligations attached to the redeemable (shares) through appropriate balance sheet presentation and footnote disclosure.” Based upon the conditions that existed at certain balance sheet dates and the terms of our JV Agreement, we had no future cash obligation attached to the redeemable shares. We recognize that without a redemption adjustment being recorded the balance in our redeemable noncontrolling interest is in a debit position and may possibly suggest that we have a claim against the noncontrolling interest holder when no such claim exists. However, the presentation of a debit position is the result of attributing losses, to both of us as the parent and to the noncontrolling interest, is consistent with ASC 810-10-45-21.

We recognize that our redeemable noncontrolling interest may in the future have a redeemable price (i.e. a positive result from the formulaic redemption formula) and at a future time the redeemable noncontrolling interest balance may be required to be adjusted to the maximum redeemable amount at the balance sheet date as required by ASC 480-10-S99-3A-14. We acknowledge that effectively ASC 480-10-S99-3A requires that the noncontrolling interest be recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial amount, increased or decreased for the non-controlling interest’s share of net income or loss, OCI or other comprehensive loss, and dividends) or (2) the redemption price. However, we believe, to achieve the financial reporting objective of reflecting the liquidity being provided to the redeemable noncontrolling interest holder for the entire redemption price and to also identify the noncontrolling interest’s potential to convey value to its holder that is incremental to the value that a holder of the nonredeemable common-share noncontrolling interest could receive in a transaction conducted at fair value with an unrelated marketplace participant, that the redemption price used in the comparison of (1) and (2) must have a value (i.e. it must be a positive amount).

As a result of all these considerations, we have not recorded a redemption adjustment in periods when the redemption formula was a negative amount. However, we do acknowledge that our disclosures did not adequately describe our accounting under these circumstances or describe when potential future redemption adjustments may be required.

We propose the following change in future filings to our existing disclosure (disclosure taken from footnotes 1(b) and 2 of our February 28, 2023 Form 10-K for illustrative purposes). This is in addition to the proposed disclosure explaining the redemption formula as included in our response letter dated February 23, 2024. New disclosure is presented in bold.

Footnote 1(b)

We classify securities with redemption features that are not solely within our control, such as our noncontrolling interest that is subject to a put option, outside of permanent equity, specifically the noncontrolling shareholder interest in Onkyo. This redeemable noncontrolling interest, subject to put option, is recorded at the greater of the noncontrolling interest balance determined pursuant to ASC 810-10, “Consolidation,” or the redemption value (which is based upon the greater of a specified formula) when a redemption value exists. In periods where the specific formula results in a negative amount, and thus no redemption value, no redemption adjustment is recorded. Changes in the noncontrolling interest due to changes in the redemption amount are immediately recorded as equity transactions and our earnings per share calculation would be adjusted accordingly to treat any redemption adjustment similar to a dividend.

Footnote 2

The Company has consolidated the financial results of Onkyo since the acquisition date for financial reporting purposes. The noncontrolling interest has been classified as redeemable noncontrolling interest outside of permanent equity on the accompanying Consolidated Balance Sheets as the exercise of the put option is not with the Company’s control. The carrying value of the redeemable noncontrolling interest of Onkyo cannot be less than the redemption amount, which is the amount the put option would be settled for if exercised. Based upon the terms of the put option, the put option remains exercisable in the event there is no redemption price, or if the redemption price is a negative amount, as determined by the redemption formula. In periods where the specific formula results in a negative amount, and thus no redemption value, no redemption adjustment is recorded. In the event of redemption, when no redemption value exists, no amounts would be paid or received to or from the counterparty. Adjustments to reconcile the carrying value to the redemption amount are recorded immediately to retained earnings. No adjustment was made to the carrying amount of the redeemable noncontrolling interest as the excess of the redemption amount over the carrying amount was minimal, or a negative amount. In the event the formulaic redemption price is positive and greater than the carrying amount of the redeemable noncontrolling interest balance, a redemption adjustment would be recorded.

SEC Comment:

3. We read your additional response to prior comment 4. Please tell us your estimated net income (loss) attributable to VOXX International Corporation and Subsidiaries for the fiscal year ended February 29, 2024. Also, provide us with the quarterly financial information and related disclosures you will include in your upcoming Form 10-K to discuss the little r corrections made to your balance sheet and statements of operations in each applicable quarter in the fiscal year ended February 29, 2024. In addition, note that you should indicate by check mark on the cover of your upcoming Form 10-K that your financial statements reflect the correction of an error to previously issued financial statements.

Response:

We respectfully acknowledge the Staff's comment. Preliminarily, our estimated net loss attributable to Voxx International Corporation and Subsidiaries for the fiscal year ended February 29, 2024, is [***].

The error related to fiscal year ended February 28, 2023, that was corrected with a little r, was made in the fourth quarter of Fiscal 2023 and accordingly, there is no change to any previously reported financial information included in the quarterly reports on Form 10-Q for the fiscal year ended February 2023. There are no revisions to the quarterly or year-to-date Statements of Operations and Comprehensive (Loss) Income for the periods in fiscal year ended February 28, 2024, for the little r correction.

Item 302 of Regulation S-K requires disclosure of selected quarterly information if there is a material change to any of the quarters in the two most recent fiscal years. Given that these corrections are immaterial to each of the affected quarters, we believe that we are not required to present selected quarterly financial information in our upcoming Form 10-K. However, we propose the following additional disclosure regarding the out-of-period adjustment of $239,000, relating to our second quarter of Fiscal 2024, that we intend to discuss in our second quarter of Fiscal 2025.

Due to an error recorded in the first quarter ended May 31, 2023, and a correction to the error recorded in the second quarter ended August 31, 2023, the quarter-to-date net loss attributable to the non-controlling interest for the periods ended May 31, 2023, and August 31, 2023, were understated and overstated, respectively, by $239. The net loss attributable to non-controlling interest for the year-to-date periods presented for the six months ended August 31, 2023, and subsequent periods, were presented properly. The quarter-to-date net income (loss) attributable to Voxx International Corporation and Subsidiaries for the three months ended May 31, 2023, and the three months ended August 31, 2023, were overstated, and understated, respectively, by $239.

We acknowledge and confirm that we will indicate with a check mark on the cover of our upcoming Form 10-K that our financial statements reflect a correction of an error to previously issued financial statements.

In connection with your review of the Company’s filings on Form 10-K for the Fiscal Year Ended February 28, 2023 and Form 10-Q for the Fiscal Quarter Ended November 30, 2023, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings with the SEC, notwithstanding any review, comments, action, or absence of action by the staff.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

/s/ Loriann Shelton

Loriann Shelton

Senior Vice President

Chief Operating Officer

Chief Financial Officer